UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )

Under the Securities Exchange Act of 1934

SIRIUS XM RADIO INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

82967N108

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 82967N108

1.	Names of Reporting Persons. Liberty Media Corporation (f/k/a Liberty Spinco, Inc.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,298,774,821(1)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 3,298,774,821 (1)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,298,774,821

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 50.25%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) Sole voting power and dispositive power is held indirectly through wholly owned subsidiaries of Liberty Media Corporation.

(2) Based on shares of Common Stock outstanding as of January 16, 2013, as provided by the Issuer and as adjusted to reflect the issuance of shares in the Conversion and the shares issuable upon exchange of the Exchange Notes (See Item 1).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Statement of

LIBERTY MEDIA CORPORATION
(f/k/a Liberty Spinco, Inc.)

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

SIRIUS XM RADIO INC.

Item 1.  Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (“Common Stock”), of Sirius XM Radio Inc., a Delaware corporation (the “Issuer”).

Liberty Media Corporation (formerly known as Liberty Spinco, Inc., the “Reporting Person” or “Liberty”) is filing this statement to report (A) its indirect acquisition from Starz (formerly known as Liberty Media Corporation) of beneficial ownership, as a result of the spin-off transaction (the “Spin-Off”) completed on January 11, 2013 (the “Effective Date”), of 3,248,774,821 shares of Common Stock (including (i) 1,293,509,076 shares of Common Stock issuable upon the conversion of all of the 6,250,100 outstanding shares of the Issuer’s Convertible Perpetual Preferred Stock, Series B-1, par value $0.001 per share (“B-1 Preferred Stock”), and (ii) 5,974,509 shares of Common Stock issuable upon the exchange of $11 million aggregate principal amount of the Issuer’s 7% Exchangeable Senior Subordinated Notes due 2014 (the “Exchange Notes”) beneficially owned by the Reporting Person), (B) its acquisition of 50,000,000 shares of Common Stock in a block purchase on January 15, 2013, and (C) the conversion (the “Conversion”) on January 18, 2013 by Liberty Radio, LLC, a wholly owned subsidiary of Liberty (“Purchaser”), of 6,250,100 shares of the B-1 Preferred Stock into 1,293,509,076 shares of Common Stock.  Each share of B-1 Preferred Stock was convertible, at the option of the holder, into 206.9581409 shares of Common Stock.  As a result of the Conversion, there are no shares of B-1 Preferred Stock outstanding and Purchaser ceased to have any rights (including any consent rights) under the Certificate of Designations for the B-1 Preferred Stock.

The principal executive offices of the Issuer are located at 1221 Avenue of the Americas, 36th Floor, New York, New York, 10020.

Item 2.  Identity and Background

(a-c)

The Reporting Person is Liberty Media Corporation, a Delaware corporation, whose principal business is owning a broad range of media, communications and entertainment businesses and investments.  As a result of the Spin-Off, certain entities that directly own the securities reported herein that were, prior to the Spin-Off, wholly-owned subsidiaries of Starz, were contributed to the Reporting Person and became wholly owned subsidiaries of the Reporting Person, and the Reporting Person became a separate, publicly traded company.

The principal business address of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112.

(d) - (f)

Schedule 1 attached to this Statement and incorporated herein by reference provides the requested information with respect to (i) each executive officer and director, as applicable, of the Reporting Person; (ii) each person controlling the Reporting Person; and (iii) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person (the “Schedule 1 Persons”).  All executive officers and directors listed are United States citizens, unless otherwise noted on Schedule 1.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of the shares of Common Stock reported on this Statement (other than the shares of Common Stock acquired pursuant to the Block Transaction described below) on January 11, 2013 pursuant to the Spin-Off.  On January 15, 2013, the Reporting Person acquired beneficial ownership of 50,000,000 shares of Common Stock for $3.1556 per share pursuant to a block transaction with a financial institution (the “Block Transaction”).  The Reporting Person used available cash on hand to acquire the shares of Common Stock in the Block Transaction.

Item 4.  Purpose of Transaction

On January 3, 2013, the Reporting Person received approval from the Federal Communications Commission (the “FCC”) for the transfer of de jure control of the Issuer to the Reporting Person.  As a result of the transactions described in this Statement, as of the date hereof, the Reporting Person, through its wholly owned subsidiaries, holds shares of Common Stock representing more than 50% of the outstanding shares of Common Stock, and, accordingly, completed such transfer of de jure control.  Liberty is able to control the vote of any matter brought before the stockholders of the Issuer (including the election of directors).

Liberty intends to assert control over the Issuer by, among other things, influencing management, and, in addition to the actions referred to in this Statement, may take any one or more of the following actions:

(a)                                 The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   Any other material change in the Issuer’s business or corporate structure;

(g)                                  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                                    Any action similar to any of those enumerated in items (a)-(i) above.

John C. Malone, Chairman of the Board of Directors of the Reporting Person, Gregory B. Maffei, Chief Executive Officer, President and a Director of the Reporting Person, David J.A. Flowers, a Senior Vice President of Liberty, Vanessa A. Wittman and Carl E. Vogel currently serve as preferred stock directors on the board of directors of the Issuer, and, at the next annual meeting of the stockholders of the Issuer, will cease to be designated as B-1 Directors.  In addition, on January 18, 2013, the board of directors of the Issuer received the resignations of Leon D. Black, Lawrence F. Gilberti and Jack Shaw from the board of directors and appointed Mark D. Carleton, a Senior Vice President of Liberty, Robin S. Pringle, a Vice President of Liberty, and Charles Y. Tanabe, a consultant to Liberty and the former Executive Vice President and General Counsel of Liberty’s predecessor.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it (subject to Section 16(b) of the Securities Exchange Act, as amended, and the rules and regulations promulgated thereunder) or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the second paragraph of this Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 3,298,774,821 shares of Common Stock (including 5,974,509 shares of Common Stock issuable upon the exchange of $11 million aggregate principal amount of the Exchange Notes beneficially owned by the Reporting Person, which number of shares excludes any additional shares that may be issuable upon the exchange of the Exchangeable Notes as a result of the transactions described herein), which represent 50.25% of the shares of Common Stock deemed outstanding (as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended).  The shares deemed outstanding is based upon 5,264,772,530 shares of Common Stock outstanding as of January 16, 2013, as provided by the Issuer and as adjusted to reflect the issuance of shares in the Conversion and the shares issuable upon exchange of the Exchange Notes.  Each of Messrs. Malone and Maffei beneficially own 267,143 shares of Common Stock as of the date of this Statement, all of which shares are issuable upon exercise of stock options that are exercisable within 60 days of the date hereof.

(b) The Reporting Person has the sole power to vote or to direct the voting of shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares.

(c) Other than as stated herein, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 person, with respect to the Common Stock, or any interest constituting beneficial ownership of Common Stock, during the 60 days preceding the date hereof.

Liberty Radio 2, LLC, a wholly owned subsidiary of the Reporting Person, acquired an aggregate of 10,000,000 shares of Common Stock (the “Purchased Shares”) in open market purchases during the 60 days preceding the date hereof. The table below sets forth for each day the number of shares purchased on such day and the per share weighted average price for such purchases. The Reporting Person used available cash on hand to acquire the Purchased Shares.

Date of Purchase	Number of Shares of Common Stock Purchased	Per Share Weighted Average Price

11/19/2012	1,225,000	$2.713
11/20/2012	6,895,000	$2.745
11/27/2012	1,880,000	$2.749

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 17, 2009, Purchaser entered into the Investment Agreement with the Issuer (the “Investment Agreement”).

The following is a summary of certain of the material terms of the Investment Agreement. The following description does not purport to cover all of the provisions of the Investment Agreement and is qualified in its entirety by reference to such document, which has been filed as an Exhibit hereto and is incorporated into this Statement by reference.

Anti-takeover Protections

In connection with the execution of the Investment Agreement, the board of directors of the Issuer adopted certain resolutions (the “Section 203 Resolutions”) approving the Liberty Parties (as defined in the Investment Agreement) and certain related persons as “interested stockholders” within the meaning of Section 203 of the Delaware General Corporation Law (“Section 203”), thereby exempting such persons from the restrictions on business combinations set forth in Section 203.

In addition, the Investment Agreement prohibits the Issuer from (i) amending, modifying or rescinding the Section 203 Resolutions, (ii) adopting any rights plan or charter or bylaw provision that would materially adversely affect Purchaser’s ability to acquire or dispose of the Issuer’s equity securities to a Liberty Party (as defined in the Investment Agreement) or in block transactions, or that otherwise would impose material economic burdens on Purchaser’s ability to do so.

Registration Rights

Purchaser, together with certain permitted transferees (being referred to in this paragraph as the “Holders”), has certain registration rights with respect to the shares of Common Stock issuable upon conversion (“Registrable Securities”) of the B-1 Preferred Stock.  If any Holder decides to distribute Registrable Securities through an underwritten or other marketed offering, the Issuer must take reasonable steps to facilitate such offering, subject to certain exceptions and black-out periods. The Holders are entitled to piggyback registration rights in respect of the Registrable Securities during any period when an effective shelf registration statement is not available. The Issuer will be obligated to indemnify the Holders, and each Holder will be obligated to indemnify the Issuer, against specified liabilities in connection with misstatements or omissions in any registration statement.

Participation Right

Subject to certain requirements and limitations, in the event the Issuer issues or sells certain equity securities or rights to acquire equity securities in any one or a series of related transactions, Purchaser has the right to purchase from the Issuer either such equity securities or, at Purchaser’s option, securities of the Issuer having substantially the same terms as such equity securities issued or sold, up to an amount sufficient for Purchaser to maintain its then current pro rata equity interest in the Issuer. Participation rights may be assigned or transferred from Purchaser to a Liberty Party.

Item 7.  Material to be Filed as Exhibits

7(a)                          Investment Agreement, dated as of February 17, 2009, between Sirius XM Radio Inc. and Liberty Radio, LLC (filed as Exhibit 4.55 to the Issuer’s Annual Report on Form 10-K (SEC File No. 000-24710) dated March 9, 2009 and incorporated herein by reference).

7(b)                          Assistant Secretary’s Certificate of Liberty Media Corporation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 22, 2013	LIBERTY MEDIA CORPORATION

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Vice President

Schedule 1

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	Chief Executive Officer, President and Director of Liberty

Robert R. Bennett	Director of Liberty; President of Hilltop Investments, LLC

Donne F. Fisher 5619 DTC Parkway Suite 1150 Greenwood Village, CO 80111	Director of Liberty; President of Fisher Capital Partners, Ltd.

M. Ian G. Gilchrist	Director of Liberty

Evan D. Malone	Director of Liberty; Owner and Manager of 1525 South Street LLC

David E. Rapley	Director of Liberty

Larry E. Romrell	Director of Liberty

Andrea L. Wong	Director of Liberty; President, International Production, Sony Pictures Television and President, International, Sony Picture Entertainment

Richard N. Baer	Senior Vice President and General Counsel of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Chief Financial Officer of Liberty

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Investment Agreement, dated as of February 17, 2009, between Sirius XM Radio Inc. and Liberty Radio, LLC (filed as Exhibit 4.55 to the Issuer’s Annual Report on Form 10-K (SEC File No. 000-24710) dated March 9, 2009 and incorporated herein by reference).

7(b)	Assistant Secretary’s Certificate of Liberty Media Corporation.